

May 27, 2011

<u>Via Facsimile to R. Scott Meyers</u>
Richard W. McCullough
Chief Executive Officer and Chairman
Petroleum Development Corporation
1775 Sherman Street, Suite 3000
Denver, Colorado 80203

  Re: **Petroleum Development Corporation**
      Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2010
      Filed May 18, 2011
      Form 10-K for Fiscal Year Ended December 31, 2009
      Filed March 4, 2010
      File No. 0-07246

Dear Mr. McCullough:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ H. Roger Schwall

            H. Roger Schwall
            Assistant Director